

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

January 11, 2008

John G. Robertson, President
Teryl Resources Corp.
240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

> **Re: Teryl Resources Corp.
> Amendment No. 2 to Form 20-F
> Filed December 12, 2007
> File No. 0-31076**

Dear Mr. Robertson:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 11</u>

<u>Uncertainties and Risks Relating to Common Shares, page 15</u>

<u>Our directors and officers collectively own…, page 16</u>

1.   We note your response to our previous comment 2. Please revise the caption in this risk factor to describe more specifically the risk described in the text.

Item 4. Information on the Company, page 17

D. Property, Plant and Equipment, page 22

Mineral Properties, page 22

Gil Property, page 22

Exploration and Development during the past 3 years, page 25

2.   You state that no expenditures were made during the May 2007 year-end with
        respect to the Gil property because no work was done on the property during
        2007. You also state that during fiscal 2005, 2006 and 2007, Fort Knox Venture
        through its operator Kinross Gold USA, Inc., completed exploration and
        development work on this property. Please reconcile this inconsistency.

3.   We reissue our previous comment 10. Please update all disclosure in this section.
        You state on page 26 that baseline studies for permitting Gil will continue in
        2006. In addition, please clarify whether your disclosure that permitting and
        engineering activities are significant budgetary items "this year" refers to such
        plans with respect to fiscal year 2008.

Item 5. Operating and Financial Review and Prospects, page 44

B. Liquidity and Capital Resources, page 47

4.   We reissue our previous comment 14 regarding your statement "We anticipate
        that our cash requirements for the fiscal year ending May 31, 2008 will remain
        consistent with those for the fiscal year ended May 31, 2007 for operational
        expenses." Please expand to explain the reasons for believing the capital
        requirement will remain consistent. To the extent known, discuss any material
        plans for spending cash. In addition, if you have received the 2008 program and
        budget summary on the Gil Gold property from Kinross Gold Corporation, please
        update your disclosure regarding the requisite cash requirements for exploration
        work.

Notes to Consolidated Financial Statements

Note 14. Differences Between Canadian and United States Generally Accepted
Accounting Principles

5.   We note your response to comment 26 of our letter dated November 30, 2007
        which indicates an error existed in your previously filed US GAAP statement of

operations and US GAAP balance sheet. As it appears such error was material, please disclose the correction of the error for all applicable periods in accordance with SFAS 154. You should label the US GAAP statement of operations and US GAAP balance sheet "as restated" for all applicable periods. When preparing your amended filing, please include disclosure that explains the revisions for all applicable periods. This disclosure should include the information as previously filed and the revised amounts. Refer to paragraph 26 of SFAS 154.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
       M. Wojciechowski
       K. Schuler
       R. Winfrey
       L. Nicholson

       <u>via facsimile</u>
       Suzanne Gradl
       604-448-1711